UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number:                           0-15950 (First Busey Corporation)

33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.                        Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.                        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

100 W. University Avenue

Champaign, Illinois 61820

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2011 and 2010

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Champaign, Illinois

FINANCIAL STATEMENTS

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Employee Benefits and Compensation Committee

First Busey Corporation Profit Sharing Plan and Trust

Champaign, Illinois

We have audited the accompanying statements of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Peoria, Illinois

June 20, 2012

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments:
Participant directed investments	$65,799,016	$68,445,793
Money market account	23,839	52,044
Total investments	65,822,855	68,497,837

Receivables:
Employers’ contributions	1,100,000	1,050,000
Notes receivable from participants	843,799	789,114
Total receivables	1,943,799	1,839,114

Other assets	—	47,034

Net assets reflecting all investments at fair value	67,766,654	70,383,985

Adjustment from fair value to contract value for fully benefit-responsive contracts	(476,990)	(136,897)

NET ASSETS AVAILABLE FOR BENEFITS	$67,289,664	$70,247,088

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(1,889,907)
Interest and dividends on investments	1,853,150
(36,757)

Interest income from notes receivable from participants	28,961

Contributions:
Employers	2,366,996
Participants	2,479,056
Participant rollovers	288,320
5,134,372

Total additions	5,126,576

Deductions from net assets attributed to:
Benefits paid to participants	8,053,790
Administrative expenses	30,210

Total deductions	8,084,000

Net decrease	(2,957,424)

Net assets available for benefits:
Beginning of year	70,247,088

End of year	$67,289,664

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”).  Employees are eligible at age 21 to make salary deferrals and receive matching contributions.  Employees are eligible for the employer profit sharing contribution at age 21 and after completion of one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute a percentage of their pretax and after tax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified plans.  Eligible participants may also make catch-up contributions to the Plan.

The Employers’ contributions to the Plan are determined annually by the Board of Directors.  During 2011, the Employers will make matching contributions to the Plan equal to a percentage of the first 5% (100% on the first 3% and 50% on the next 2%) of total compensation that a participant contributes to the Plan.  The Employers may also make profit sharing contributions as determined by the Board of Directors each year.  Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings, participant contributions, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Any discretionary employer matching contributions or profit sharing contributions will be allocated to the Plan in the following year, prior to the due date of the corporate tax return.

Vesting:  Participants are immediately vested in their voluntary contributions, the Employers’ safe harbor matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

Notes Receivable from Participants:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, from any source except profit sharing.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate.  Interest rates are fixed over the term of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits:  Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account.  Participants whose vested account balance is under $5,000 are paid through a lump sum.  Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are forfeited.  Annually, forfeitures are reallocated to participant accounts.  Forfeitures for nonvested account balances as of December 31, 2011 and 2010 were approximately $21,000 and $51,000, respectively.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan have been prepared using the accrual basis of accounting.

Fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Concentration:  At December 31, 2011 and 2010, approximately 8% of the Plan’s investment assets were invested in First Busey Corporation common stock.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Recent Accounting Pronouncements:  In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This ASU provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS.  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively.  The Plan is currently evaluating the impact, if any, this ASU will have on its financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2011	2010
Investments at fair value as determined by quoted market price:
First Busey Corporation Stock Fund	$4,389,653	$4,200,705
Shares of mutual funds:
American Funds Growth Fund of America	8,041,804	9,704,515
American Funds Income Fund of America	5,303,085	5,716,287
Schwab S&P 500 Index Fund	5,628,693	5,988,248
Thornburg International Value Fund (Class I)	6,979,871	8,475,279
PIMCO Total Return (Class D)	12,195,804	11,925,251

Investments at Contract Value:
Common collective trust:
Reliance Trust Company Metlife Master Trust 25157	9,108,334	8,754,743

During 2011, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $1,889,907 as follows:

Common stock and stock fund	$466,205
Mutual funds	(2,356,112)

$(1,889,907)

During 2011, the Plan sold or distributed shares in the common stock and stock fund for a realized gain of $57,323.

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets:

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common collective trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 7).

Stock fund:  Valued at a “unitized” value which moves in direct relationship to First Busey Corporation stock.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$32,842,178	$—	$—	$32,842,178
Fixed income funds	12,195,804	—	—	12,195,804
Balanced funds	5,636,792	—	—	5,636,792
Money market funds	23,839	—	—	23,839
	50,698,613	—	—	50,698,613
Common stocks and stock fund	5,538,918	—	—	5,538,918
Common collective trust	—	—	9,585,324	9,585,324

Total assets at fair value	$56,237,531	$—	$9,585,324	$65,822,855

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Equity funds	$36,533,899	$—	$—	$36,533,899
Fixed income funds	11,925,251	—	—	11,925,251
Balanced funds	5,733,074	—	—	5,733,074
Money market funds	52,044	—	—	52,044
	54,244,268	—	—	54,244,268
Common stocks and stock fund	5,361,929	—	—	5,361,929
Common collective trust	—	—	8,891,640	8,891,640

Total assets at fair value	$59,606,197	$—	$8,891,640	$68,497,837

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and 2010:

	2011	2010
	Common	Common
	Collective Trust	Collective Trust

Balance, beginning of year	$8,891,640	$8,325,876

Total gains or losses (realized and unrealized) included in changes in net assets available for benefits	618,999	648,423

Purchases	2,071,182	9,859,686
Sales	(1,996,497)	(9,942,345)

Balance, end of year	$9,585,324	$8,891,640

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others.  In 2011, there were no fees paid to parties-in-interest from plan assets.  All fees to parties-in-interest were paid from revenue sharing and plan expense reimbursement funds.

The Plan held the following assets with parties-in-interest at December 31:

		2011	2010

Schwab Investments	S&P 500 Index Fund	$5,628,693	$5,988,248
Schwab Investments	Investor Money Fund	—	1
Schwab Investments	Money Market	23,839	52,043
First Busey Corporation	Common stock	1,149,265	1,161,224
First Busey Corporation	Stock Fund	4,389,653	4,200,705
Participants	Notes receivable	843,799	789,114

Certain administrative functions are performed by officers or employees of the Employers.  No such officer or employee receives compensation from the Plan.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated March 31, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan.  The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

The Plan invests in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GIC ABG (Contract #25157). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events.  The contract limits the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 7 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (CONTINUED)

Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.  The key factors that influence future interest crediting rates include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.  Adjustments are reflected in the Plan’s 2011 and 2010 Statements of Net Assets Available for Benefits in the amounts of $(476,990) and $(136,897), respectively.

Average yields for the contract for the years ended December 31 were:

	2011	2010

Based on annualized earnings (1)	8.69%	8.97%
Based on interest rate credited to participants (2)	4.12%	3.73%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the contract investments on the same date.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 8 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 9 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date that the financial statements were issued for events requiring recording or disclosure in the Plan’s financial statements.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

*	First Busey Corporation	Stock Fund	#	$4,389,653

*	First Busey Corporation	Common stock	#	1,149,265

		Mutual funds:
	American Funds	Growth Fund of America	#	8,041,804
	American Funds	Income Fund of America	#	5,303,085
*	Schwab Investments	S&P 500 Index Fund	#	5,628,693
	Thornburg Funds	International Value Fund (Class I)	#	6,979,871
	PIMCO Funds	Total Return Fund (Class D)	#	12,195,804
	American Beacon	Large Cap Value Fund	#	1,682,904
	Victory Funds	Diversified Stock Fund	#	1,645,948
	T. Rowe Price	Mid-Cap Growth	#	1,846,640
	T. Rowe Price	Retirement Fund 2010	#	333,707
	T. Rowe Price	Retirement Fund 2020	#	252,955
	T. Rowe Price	Retirement Fund 2030	#	289,281
	T. Rowe Price	Retirement Fund 2040	#	380,807
	T. Rowe Price	Retirement Fund 2050	#	6,395
	Goldman Sachs	Goldman Sachs Absolute Return Tracker I	#	961,694
	Goldman Sachs	Goldman Sachs Satellite Strategies Instl	#	3,325,416
	Ridge Worth	Ridge Worth Small Cap Value Equity I	#	1,799,770
				50,674,774
		Interest-bearing cash:
*	Schwab Investments	Money Market	$23,839	23,839
				23,839
		Common Collective Trust:
	Reliance Trust Company	MetLife Master Trust 25157	#	9,108,334

		Notes receivable from participants:
*	Participant loans	Interest rates ranging from 3.25% to 10.25% and maturities ranging from February 2012 to June 2021	$—	843,799

				$66,189,664

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

	By:	/s/ Donna Greene

Name: Donna Greene

Title: President, Busey Wealth Management

Date: June 25, 2012

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of CliftonLarsonAllen LLP